IVY DISTRIBUTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2020

(In thousands, except number of shares)

	Common stock			Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares		Amount			
Balance at December 31, 2019	100	$	-	450,012	(414,603)	35,409
Net loss	-		-	-	(10,310)	(10,310)
Capital contribution from parent – cash	-		-	4,000	-	4,000
Balance at December 31, 2020	100	$	-	454,012	(424,913)	29,099

See accompanying notes to financial statements.